EXHIBIT 11.1

Lamar Advertising Company and Subsidiaries Earnings Per Share Computation Information

Years ended December 31, 2004, 2003 and 2002

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2004	2003	2002
Net income (loss) applicable to common stock	$12,790,000	$(80,360,000)	$(36,693,000)

Weighted average common shares outstanding	104,041,030	102,686,780	101,089,215
Shares issuable upon exercise of stock options	530,453	—	—
Incremental shares of convertible debt	—	—	—

Weighted average common shares and common equivalents outstanding	104,571,483	102,686,780	101,089,215
Net income (loss) per common share basic and diluted	$0.12	$(0.78)	$(0.36)

The above earnings per share (EPS) calculations are submitted in accordance with Statement of Financial Accounting Standards No. 128. An EPS calculation in accordance with Regulation S-K item 601 (b) (11) is not shown above for the years ended December 31, 2004, 2003 and 2002 because it produces an antidilutive result. The following information is disclosed for purposes of calculating antidilutive EPS for that period.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2004	2003	2002
Net income (loss) applicable to common stock	$12,790,000	$(80,360,000)	$(36,693,000)
Income impact of assumed conversions	5,042,031	7,718,327	9,207,188

Income (loss) available to common shareholders plus assumed conversion	$17,832,031	$(72,641,673)	$(27,485,812)

Weighted average common shares outstanding	104,041,030	102,686,780	101,089,215
Shares issuable upon exercise of stock options	530,453	360,578	546,242
Incremental shares from convertible debt	5,581,755	6,365,931	6,216,210

Weighted average common shares plus dilutive potential common shares	110,153,238	109,413,289	107,851,667

Net income (loss) per common share	$0.16	$(0.66)	$(0.25)